Exhibit 99.2

May 2, 2022

Dear Shareholders,

The last few months have been deeply troubling to many of us. The invasion of Ukraine by Russia has not only brought suffering to millions of people but also led to one of the largest waves of refugees in Europe since the end of the Second World War. As millions of people are in urgent need of assistance, it made us proud to see how our employees have pitched in to help. Dozens of initiatives have been launched, from hosting refugees to raising funds, collecting medical supplies, offering translation services and many more.

Following the invasion of Ukraine, we decided to discontinue our local Russian platform, which we expect to have an immaterial impact on our total revenue and ROAS contribution in 2022. Despite the war causing a temporary drop in traffic volumes in neighboring countries in Developed Europe, most of these markets have recovered to pre-conflict levels.

At the beginning of this quarter we saw travel starting to recover after the Omicron variant of the COVID-19 virus initially disrupted holiday travel plans. As many countries lifted travel restrictions, we’ve seen a gradual increase in traffic volumes. We believe this positive trend will continue as we move into the peak summer travel period in Europe and reinforces our outlook for a steady and strong recovery in the second half of the year. Given global inflation and rising hotel prices we observed over the past 12 months, we believe that price consciousness will increase and subsequently the need for price comparison will recover as travelers start booking more trips again.

trivago in Q1 2022
We are very happy with the pace of traffic volume recovery on our platforms in the first quarter of 2022. Our total revenue increased by 166% compared to the first quarter in 2021, mainly driven by the recovery in travel demand in our core markets in Developed Europe and Americas. Our operating expenses, excluding advertising spend and the penalty imposed by the Australian Federal Court, remain significantly below pre-pandemic levels. We expect to continue to benefit from most of the cost savings resulting from our restructuring that we conducted in the second quarter of 2020. However, the decision of the Australian Federal Court had a significant negative impact on our operating expenses in the first quarter of 2022. We had submitted that an appropriate penalty for the court to impose would be in the order of up to €9.6 million (AUD15 million) and recorded a corresponding provision. The difference between the ordered penalty and our provision had a negative impact of €21.1 million on our operating expenses, resulting in a net loss of €10.7 million and a net income margin of -10.5%1 in the first quarter 2022. While we are disappointed with the outcome, we look forward to putting this behind us and continuing to help Australians find great accommodation deals.

In addition to the cost savings mentioned above, we increased our marketing efficiency in performance marketing channels compared to 2019 and only recently started to slowly increase our brand marketing investments. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, we
1 Net income margin for the three months ended March 31, 2022 is calculated as net loss of €10.7 million divided by total revenue of €101.6 million.

decided to exclude it when calculating Adjusted EBITDA. As a result, we reached an Adjusted EBITDA margin of 20.8%2, an increase both compared to the same period in 2019 and 2021.

At the end of 2021, we completed a reorganization that has created smaller, more self-sufficient teams with the intention to reduce complexity and increase the pace at which we can implement change. So far, we are very happy with the first results of the new structure and have gained significant momentum across the whole organization. As a result, we made good progress in the first quarter in our four focus areas for 2022:
–Innovation in price comparison: We launched a variety of improvements to our core price comparison functionality, such as improved price filtering, price display and better access to seasonal deals, and we rolled out a new mobile user experience. We have a strong pipeline of improvement features in testing and under development and expect further improvements in our core product by summer.

–Marketing: With inflation rising significantly across our core markets and labor shortages pushing prices up, we believe that our core price positioning will be a differentiating factor for this year. We have produced multiple summer campaigns with a focused price comparison message and will launch our TV activities for summer soon.

–Broadening of our offering: We have made good progress with our new B2B offerings, improving the technical setup for partners that launched last year and onboarding a few new partners since the beginning of 2022. In addition, we launched some new data products. We continue to believe that B2B products present a multi-million-euro contribution opportunity for us.

–Team development: Our HR teams have worked very hard in a very tough labor market. In the first quarter of 2022, we hired new colleagues from more than 20 different countries. We launched our hybrid working model that focuses on building personal relationships while giving a high degree of flexibility to our employees.

Q2 2022 outlook
We expect that almost all COVID-19 related measures will be phased out in the second quarter of 2022 across our core markets. With most restrictions having been lifted, we believe that the recovery is more sustainable than last year and expect a further improvement as we approach the summer months in the northern hemisphere. We are already seeing first signs that city and business travel are catching up as big, metropolitan cities are returning to the top of the list of most popular destinations on our platforms. Our teams are preparing for the expected increase in travel demand over the next couple of months by testing new features, further improving our backend infrastructure, and planning large scale brand marketing campaigns. We intend to significantly ramp up our marketing investments in our core markets in the second quarter which we believe is essential to rebuild our brand traffic baseline post pandemic. However, we plan to do that in a disciplined way, taking the learnings over the past two years into account and improving our overall marketing efficiency.

Looking back at the first quarter of 2022, we are proud of our team for the progress they have made in refocusing and optimizing our core product despite the challenges over the past months. We continue to be well positioned to serve travelers in finding accommodation that fits their needs and budgets as we move into summer travel season.
2 Adjusted EBITDA margin is calculated as Adjusted EBITDA of €21.1 million (which is reconciled to net income in the Exhibit 99.1 to Form 6-K that accompanies this letter) divided by total revenue of €101.6 million.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•changes in sociopolitical and macro-economic factors;
•any additional impairment of goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. The definition of Adjusted EBITDA as well as reconciliations of trivago’s historical non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.
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